SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the calendar year ended December 31, 2019

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission file number _____

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT
SAVINGS PLAN FOR UNION EMPLOYEES

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

DIAGEO PLC
Lakeside Drive
Park Royal
London NW10 7HQ
England

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT SAVINGS PLAN FOR UNION EMPLOYEES

Financial Statements and Supplemental Schedule

December 31, 2019 and 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT SAVINGS PLAN FOR UNION EMPLOYEES

Table of Contents

Other schedules required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974, as amended (ERISA) have not been included as the information is not applicable.



pwc

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Diageo North America, Inc. 401(k) Retirement Savings Plan for Union Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Diageo North America, Inc. 401(k) Retirement Savings Plan for Union Employees (the "Plan") as of December 31, 2019 and 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Stamford, CT
June 25, 2020

We have served as the Plan's auditor since 2016.

PricewaterhouseCoopers LLP, *300 Atlantic Street, Stamford, Connecticut 06901*
T: 203 539 3000; F: 813 207 3999, www.pwc.com/us

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT SAVINGS PLAN FOR UNION EMPLOYEES

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

		2019		2018
Assets:				
Plan's interest in the Diageo North America, Inc. Master Trust, at fair value	$	11,724,210	$	9,924,449
Notes receivable from participants		679,717		649,484
Net assets available for benefits	$	12,403,927	$	10,573,933

See accompanying notes to financial statements.

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT SAVINGS PLAN FOR UNION EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019

Additions to net assets attributed to:

Interest on notes receivable from participants	$	32,022
Participant contributions		807,006
Plan's interest in the Diageo North America, Inc. Master Trust investment gain		1,925,617
Total additions		2,764,645

Deductions from net assets attributed to:

Benefits paid to participants		900,728
Administrative fees		33,923
Total deductions		934,651
Net Increase		1,829,994

Net assets available for benefits:

Beginning of year		10,573,933
End of year	$	12,403,927

See accompanying notes to financial statements.

(1) Plan Description

The following description of the Diageo North America, Inc. 401(k) Retirement Savings Plan for Union Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Diageo North America, Inc. (the "Company", "Diageo" or "Plan Sponsor"). It is intended that the Plan and its Trust be qualified and exempt under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the "Code"), as amended from time to time, and meet the requirements of Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

(b) Eligibility

Employees who are members of the International Guards Union Local #46, National Conference of Firemen & Oilers, Serviced Employees International Union S.C./6 Local #513, United Paperworkers Union Local #1737-2, Liquor and Wine Sales Representatives, Warehousemen, Clerical, Distillery, Rectifying, Tire Plastic and Allied Workers Union Local #3 and have attained age 21 are eligible to participate in the Plan. Participants are enrolled within the Plan the first day of any payroll period once an employee meets the eligibility requirements.

(c) Contributions

Participants may contribute annually from 1% up to 50% of their salary either pre-tax, after-tax, or both, as defined in the Plan document. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 1 money market fund, 25 mutual funds, 14 commingled trusts, and a company stock fund invested in American Depository Receipt ("ADR") shares of Diageo plc as investment options for participants.

All employees who are eligible to contribute under the Plan, and who have attained age 50 or older before the close of the Plan year, are eligible to make catch-up contributions in accordance with Code Section 414(v). Participants may also contribute amounts representing distributions from other qualified retirement plans.

Effective January 1, 2003, the Plan terminated Company contributions. Nonvested Company contributions are used to pay Plan expenses.

(d) Participant Accounts

Each participant's account is credited with the participant's contributions, an allocation of the Plan's investment earnings or losses, and charged with administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan document. The participant is entitled to their vested account balance upon termination, death, retirement, or disability under the Company's Long-Term Disability Plan.

4

(e)   *Vesting*

Participants are immediately vested in their contributions plus actual earnings or losses thereon.

(f)   *Notes Receivable from Participants*

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to $50,000 less the highest outstanding loan balance in the last 12 months or 50% of their account balance, whichever is less. Participants may only have three loans outstanding at any time. The loans are secured by the balance in the participant's account and bear interest at rates equal to the Prime Rate published in the Wall Street Journal at the time the loan is originated. Principal and interest are paid ratably through payroll deductions. The loans are payable over a period not to exceed 5 years, or 20 years for loans taken for a primary residence.

(g)   *Payment of Benefits*

Distributions from the Plan are eligible to be paid upon retirement, attainment of age 59½, hardship, termination of employment, death, or disability under the Company's Long-Term Disability Plan.

If a participant's account balance is greater than $5,000, the participant may leave the account in the Plan until age 70 ½ and may elect to receive a lump sum distribution, a rollover to another qualified plan (or Individual Retirement Account ("IRA")), or quarterly or annual installments over a period elected by the participant. Beginning in 2020, a participant may leave the account in the Plan until age 72.

If a terminated participant's account balance is greater than $1,000 but not more than $5,000, the amount will be distributed to the participant as soon as practicable. If the participant does not elect to receive the distribution as a lump sum or a direct rollover to an eligible retirement plan or IRA chosen by the participant, the Plan Sponsor will pay the distribution as a direct rollover to an IRA designated by the Plan Sponsor.

If the participant's account balance is $1,000 or less, the distribution is made from the Plan in a lump sum cash distribution.

Upon the death of a participant, the designated beneficiary, or the participant's estate if no beneficiary is designated, is entitled to 100% of the participant's account.

(h)   *Forfeited Accounts*

Forfeitures of approximately $-0- of nonvested Company contributions for participants were allocated to participant accounts during 2019. Unallocated forfeitures as of December 31, 2019 and 2018 amounted to $911 and $2,306, respectively.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared in compliance with the Department of Labor's ("DOL") Rules and Regulations for Reporting and Disclosure under ERISA and under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as benefits paid based upon the terms of the Plan document.

(d) Administrative Expenses

Expenses reasonably incurred in the administration of the Plan are paid by the Plan. Certain costs of establishing and administering the Plan have been paid by the Plan Sponsor and, accordingly, are not included as administrative expenses of the Plan.

(e) Benefit Payments

Benefit payments to participants are recorded when paid.

(f) Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2017-06, *Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting*. This update changes reporting and disclosure requirements for plans with master trusts and eliminates redundant disclosures for plans with 401(h) accounts. This update is effective for the fiscal periods beginning after December 15, 2018. Upon adoption, the amendments shall be applied retrospectively to all periods presented. The Plan adopted this update for the 2019 plan year, and prior year disclosures in Note 4 have been revised to reflect the retrospective application.

In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement*, which modifies the disclosure requirements relating to fair value measurements. This ASU is effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. The Plan early adopted this update for the 2019 plan year, and disclosures in Note 4 have been revised to reflect the application.

(3) Investment in Master Trust

The Plan's investments are held in the Diageo North America, Inc. Master Trust ("Master Trust"), which was established for the Plan and another Company sponsored defined contribution plan. Each defined contribution plan has a divided interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company, (the "Trustee"). Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual defined contribution plans based upon balances invested by each plan.

(4) Master Trust Financial Information

The Plan's specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants. Net appreciation (depreciation) in fair value of investments and income from investments are allocated to the Plan based on the Plan's specific interest in the net assets of the Master Trust.

The following table presents the fair values of investments and other assets and liabilities of the Master Trust, and the Plan's interest in the Master Trust, as of December 31, 2019 and 2018:

| | | December 31, 2019 | | | December 31, 2018 | |
		Master Trust Balances	Plan's Interest in Master Trust Balances		Master Trust Balances	Plan's Interest in Master Trust Balances
Investments at fair value:						
Mutual funds	$	286,414,223	$ 10,788,094	$	138,285,710	$ 2,865,009
Commingled trusts		14,638,598	537,696		120,830,510	6,399,373
Diageo common stock		17,164,698	231,940		14,141,615	271,521
Money market		6,375,384	166,480		7,682,112	388,546
Master Trust Net Assets, at fair value	$	324,592,903	$ 11,724,210	$	280,939,947	$ 9,924,449

Investment income (loss) of the Master Trust for the year ended December 31, 2019 is as follows:

Investment income (loss):			
Net Appreciation in fair value of investments	$	49,381,428
Interest and dividends		9,766,342
Total investment income (loss)	$	59,147,770

(5) Master Trust Investment Valuation and Income Recognition

Investments in the Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Master Trust follows the fair value measurement guidance presented by GAAP for financial and nonfinancial assets and liabilities. This guidance defines fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual funds: These investments are public investment vehicles valued using the Net Asset Value ("NAV") provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Commingled trusts: Valued at fair value as reported by the Trustee based on the NAV of the fund as a practical expedient.

Money market: Valued at the NAV of shares held by the Master Trust at year end.

Diageo common stock fund: Represents a unitized employer stock fund and it is comprised of the Company's ADRs and a short-term cash component valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust's assets at fair value as of:

	Master Trust assets at fair value as of December 31, 2019	
	Level 1	Total
Mutual funds	$ 286,414,223	$ 286,414,223
Money market	6,375,384	6,375,384
Diageo common stock	17,164,698	17,164,698
Commingled trusts (a)	-	14,638,598
	$ 309,954,305	$ 324,592,903

	Master Trust assets at fair value as of December 31, 2018	
	Level 1	Total
Mutual funds	$ 138,285,710	$ 138,285,710
Money market	7,682,112	7,682,112
Diageo common stock	14,141,615	14,141,615
Commingled trusts (a)	-	120,830,510
	$ 160,109,437	$ 280,939,947

(a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts included in the Master Trust Fund (Note 4).

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation (depreciation) in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.

The Plan evaluated the significance of transfers between levels based on the nature of the financial instruments and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2019 and 2018, there were no transfers in or out of Level 3.

(6) **Risks and Uncertainties**

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants' accounts balances and the amounts reported in the statements of net assets available for benefits.

(7) **Related-Party Transactions**

Certain Plan investments that include mutual funds, a money market fund, and commingled trusts are managed by Fidelity Management & Research through the Master Trust. Fidelity Management & Research is related to the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred from related parties by the Plan amounted to $33,923 for the year ended December 31, 2019.

The Plan's investments include ADR shares of Diageo plc through the Master Trust. Diageo plc is the parent company of the Plan Sponsor and, therefore, these transactions qualify as party-in-interest transactions. During 2019, these investments earned dividends of $344,400, realized gains of $365,700 and unrealized gains of $2,253,000. During 2019, purchases of the ADR shares of Diageo plc were approximately $2,545,000 and sales of $2,491,000.

Notes receivable from participants also qualify as party-in-interest transactions.

(8) **Plan Termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.

(9) Tax Status

The Plan is based on a prototype plan. The Internal Revenue Service ("IRS") informed the prototype plan sponsor, in an opinion letter dated March 31, 2014, that the form of the Plan is acceptable under the requirements of the Code. An employer may rely on a favorable opinion letter issued to a prototype sponsor as evidence that the plan is qualified under Code Section 401(a) as provided in Revenue Procedure 2011-49. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code so that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(10) Subsequent Events

On December 20, 2019, the Setting Every Community Up for Retirement Enhancement Act (SECURE Act) was signed into law and became effective on January 1, 2020. The following is a summary of the provisions of the SECURE Act that the Plan is affording its participants:

The SECURE Act increases the starting age for required minimum distributions from 70 to 72 with the change being effective beginning in 2020 for those who had not reached age 70½ by December 31, 2019.

In March 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic. As a result, global financial markets have experienced, and may continue to experience, significant volatility resulting from the spread of COVID-19. The extent of the impact of COVID-19 on the Plan's net assets available for benefits and contributions will depend on future developments, including the duration and continued spread of the outbreak.

On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was signed into law. The CARES Act allows retirement plan participants to have greater access to their savings if they are impacted by the coronavirus, as defined in the CARES Act. The following is a summary of the main provisions:

- Qualified individuals are permitted through December 31, 2020 to take a distribution in an amount up to $100,000 without imposition of the 10% early distribution penalty, and this distribution is not subject to the 20% tax withholding rate. Additionally, individuals taking this distribution have the option to have the distribution income taxed over three years with the ability to recontribute up to the full amount of the distribution within three years and not be subject to tax as a result.

DIAGEO NORTH AMERICA, INC. 401(k) RETIREMENT SAVINGS PLAN FOR UNION EMPLOYEES

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2019

Identity of issue	Description of investment including maturity date and rate of interest	Cost	Current value
Plan's interest in the Master Trust	Plan's interest in the Diageo North America, Inc. Master Trust	**	$ 11,724,210
* Participant Loans	Loans to participants with interest rates ranging from 3.25% to 9.25% and maturity dates ranging from 2020 to 2039	**	$ 679,717

* Represents a party-in-interest

** Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee of Diageo North America, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Diageo North America, Inc. Savings Plan

Date: June 25, 2020

By: _____

Name: William Lockhart

Title: Rewards Director

EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

Exhibit

Number   Exhibit

23   Consent of Independent Registered Public Accounting Firm

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-182315) of Diageo plc of our report dated June 25, 2020 relating to the financial statements and supplemental schedule of Diageo North America, Inc. 401(k) Retirement Savings Plan for Union Employees, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
Stamford, CT
June 25, 2020